Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 14, 2009

Relating to Preliminary Prospectus dated April 13, 2009

Registration Statement No. 333-156408

Bridgepoint Education, Inc.

13,500,000 Shares

This free writing prospectus of Bridgepoint Education, Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus dated April 13, 2009 (the “Preliminary Prospectus”) included in Amendment No. 6 to the Registration Statement on Form S-1 (Commission File No. 333-156408). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1305323/000104746909004069/a2192180zs-1a.htm

Price to public:	$10.50 per share

Trade date:	April 15, 2009

Closing date:	April 20, 2009

Common stock offered by us:	3,500,000 shares. This represents an increase from the 2,615,000 shares indicated to be offered by us in the Preliminary Prospectus.

Common stock offered by selling stockholders:	10,000,000 shares. This represents a decrease from the 10,885,000 shares indicated to be offered by selling stockholders in the Preliminary Prospectus.

Over-allotment option:	2,025,000 shares

Common stock outstanding immediately after this offering:	53,139,723 shares. This represents an increase from the 52,229,431 shares indicated to be outstanding after this offering in the Preliminary Prospectus.

Net proceeds to us:

$28.3 million, after deducting underwriting discounts and commissions and estimated offering expenses. This amount is $2.3 million less than the estimated net proceeds set forth under “Use of Proceeds” in the Preliminary Prospectus.

Use of proceeds:

We intend to use $27.6 million of our net proceeds to pay the accreted value of the Series A Convertible Preferred Stock. The balance of our net proceeds will be available for general corporate purposes.

Principal stockholder ownership:

Warburg Pincus, our principal stockholder, will beneficially own 68.9% of our common stock (or 65.1% if the over-allotment option is exercised in full), instead of 68.4% and 64.5%, respectively, as indicated in the Preliminary Prospectus.

Dilution:

After giving effect to the sale of common stock in this offering and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value per share as of December 31, 2008 would have been $33.4 million, or approximately $0.64 per share of common stock. This represents an immediate increase in pro forma as-adjusted net tangible book value of $0.55 per share to existing stockholders and an immediate dilution of $9.86 per share to investors participating in this offering.

The investors participating in this offering will have purchased 6.7% of our outstanding common stock immediately following completion of this offering and will have contributed 59.6% of the total consideration paid for our common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.